FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 1, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 1, 2009 and incorporated by reference herein is the Registrant’s immediate report dated May 1, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: May 1, 2009

BluePhoenix Solutions Update

Regarding the Dispute with Former Shareholders of TIS Consultants Ltd.

HERZLIYA, Israel, May 1, 2009 – BluePhoenix Solutions (Nasdaq: BPHX), the leading provider of value-driven legacy IT modernization solutions, today provided an update regarding the status of the dispute between the Company and the former shareholders of TIS Consultants Ltd. (“TIS”). In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS. As disclosed in the Company’s annual report to the SEC, the Company has been engaged in a dispute with the former shareholders of TIS regarding the earn-out calculation for 2008, and therefore, the Company notified them that it is not going to pay them a down payment for the year 2008, which was due in February 2009. Subsequently, the former shareholders of TIS filed a lawsuit in an Israeli court making claims against the Company in the amount of 35 million New Israeli Shekels (approximately $8.4 million). Along side the lawsuit, the plaintiffs also filed an ex-parte application for a temporary attachment order. The court denied the plaintiffs’ request for an ex-parte order, and ordered that an inter-parte hearing will be held after the Company files its response.

The Company has not yet had an opportunity to review the court documents. The Company plans to vigorously defend this lawsuit and any other claims arising out of this dispute.

About BluePhoenix Solutions

BluePhoenix Solutions (Nasdaq: BPHX – News ) is the leading provider of value-driven legacy IT modernization solutions. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against it, the effects of the global economic and financial crisis, market demand for the Company’s tools, successful implementation of the Company’s tools, the ability to successfully integrate acquired businesses, competitive factors, the ability to manage any growth, the ability to effectively contain the Company’s costs, the ability to recruit and retain additional software personnel, and the ability to develop new business lines. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:
Varda Sagiv
BluePhoenix Solutions
+972-9-9526100
vsagiv@bphx.com